[CONFORMED COPY]







                             STOCK OPTION AGREEMENT


                   STOCK OPTION AGREEMENT ("Option Agreement") dated July 23, 1996, between CARDINAL HEALTH, INC., an Ohio corporation ("Cardinal"), MEDIQ INVESTMENT SERVICES, INC., a Delaware corporation ("MEDIQ Investment"), and MEDIQ
         INCORPORATED, a Delaware corporation (together with MEDIQ Investment, "MEDIQ").

                              W I T N E S S E T H:

                   WHEREAS, the Board of Directors of Cardinal, the Board of Directors of PCI Services, Inc., a Delaware corporation ("PCI"), and the Board of Directors of MEDIQ have approved an Agreement and Plan of Merger dated as of even date herewith (the "Merger Agreement") providing for the merger of a wholly owned subsidiary of Cardinal with and into PCI;

                   WHEREAS, as a condition and inducement to Cardinal's willingness to enter into the Merger Agreement, Cardinal has required that MEDIQ agree, and MEDIQ has agreed, to grant to Cardinal the option set forth herein to purchase all shares of PCI Common Stock owned, directly or indirectly, or hereafter acquired, directly or indirectly, by MEDIQ (the "Shares");

                   NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

                   1.  Definitions.

                   Capitalized terms used but not defined herein shall have the same meanings as in the Merger Agreement.

                   2.  Grant of Option.

                   Subject to the terms and conditions set forth herein, MEDIQ hereby grants to Cardinal an irrevocable option (the "Option") to purchase all of the Shares at a price per share (the "Purchase Price") equal to the lower of (x) $23.00 or (y) the Exchange Ratio multiplied by the closing price of Cardinal Common Shares as reported on the NYSE composite tape on the last trading day immediately preceding the Notice Date (as hereinafter defined), payable in cash as provided in Sec-tion 4 hereof, provided that, notwithstanding the foregoing, in no event shall the Purchase Price be less than $19.53.

                   3.  Exercise of Option.

                   (a) Cardinal may exercise the Option, in whole or (subject to the limitation set forth in the last sentence hereof) in part, at any time or from time to time if a Purchase Event







         (as defined below) shall have occurred; provided, however, that, to the extent the Option shall not have been previously exercised, it shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time of the Merger and (ii) the termination of the Merger Agree-ment in accordance with Sections 7.1(a), 7.1(b), 7.1(c) (other than a termination by Cardinal pursuant to Section 7.1(c) of the Merger Agreement if PCI's, MEDIQ's or PCI's affiliate's failure to perform any material covenant or obli-gation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before January 31, 1997), or 7.1(d) of the Merger Agreement; pro-vided further, however, if (x) the Merger Agreement is termi-nated other than as provided in clause (ii) above, or (y) the termination of the Merger Agreement (other than a termination
         (I) pursuant to Section 7.1(a) or (II) by PCI pursuant to
         Section 7.1(c) of the Merger Agreement if Cardinal's or Cardinal's affiliate's failure to perform any material covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to oc-cur on or before January 31, 1997) occurs after a Purchase Event, the Option shall not terminate until the date that is 6 months following such termination. Notwithstanding the foregoing, if the Option cannot be exercised before its date of termination as a result of any injunction, order or simi-lar restraint issued by a court of competent jurisdiction, the Option shall expire on the 30th business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be. To the extent Cardinal exercises the Option in part, Cardinal may only exercise the Option for up to 390,499 Shares in the aggregate, unless Cardinal exercises the Option for at least 2,253,876 Shares in the aggregate.

                   (b) As used herein, a "Purchase Event" shall mean any of the following events:

                   (i) any person (other than Cardinal or any of its subsidiaries) shall have commenced (as such term is defined in Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of PCI Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding PCI Common Stock;

                  (ii) PCI or any of its subsidiaries shall or shall have entered into, authorized, recommended, proposed or publicly announced an intention to enter into, autho-rize, recommend, or propose, an agreement, arrangement or understanding with any person (other than Cardinal or any









              of its subsidiaries) to, or any person (other than Cardinal or any of its subsidiaries) shall have publicly announced a bona fide present intention to, (A) effect any Competing Transaction with PCI, (B) purchase, lease or otherwise acquire 10% or more of the assets of PCI and its consolidated subsidiaries or (C) purchase or otherwise acquire (including by way of merger, consoli-dation, tender or exchange offer or similar transaction) Beneficial Ownership (as defined below) of securities representing 10% or more of the voting power of PCI or any of its "significant subsidiaries" (as defined under Regulation S-X);

                 (iii) any person (other than Cardinal or any subsid-iary of Cardinal, and other than MEDIQ) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership of 10% or more of the voting power of PCI;

                  (iv) MEDIQ shall have hereafter acquired Beneficial Ownership, or the right to acquire Beneficial Ownership, of an additional 1% or more of the voting power of PCI over that which it currently possesses, not including any increase resulting solely from the purchase or other acquisition by PCI of shares of PCI Common Stock;

                   (v) PCI's Board of Directors shall have withdrawn, modified or changed in a manner adverse to Cardinal, or refused to reaffirm within two business days of any written request from Cardinal which request was made upon a reasonable basis, the recommendation of PCI's Board of Directors with respect to the Merger Agreement and/or the Merger;

                  (vi) if MEDIQ shall have breached any of its obli-gations under that certain Support/Voting Agreement, dated the date hereof, between MEDIQ and Cardinal or under the Merger Agreement;

                 (vii) if at the meeting of PCI Stockholders (includ-ing any adjournment or postponement thereof) the requi-site vote of the PCI Stockholders to approve the Merger and the transactions contemplated by the Merger Agree-ment shall not have been obtained; or

                (viii) the Merger Agreement shall have been termi-nated by either party pursuant to Section 7.1 thereof (other than a termination pursuant to Sections 7.1(a), 7.1(b), 7.1(c) (other than a termination by Cardinal pursuant to Section 7.1(c) of the Merger Agreement if PCI's,









              MEDIQ's or PCI's affiliate's failure to perform any ma-terial covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before January 31, 1997), or 7.1(d)) or any event shall have occurred that would cause any party thereto to have the right to so termi-nate the Merger Agreement.

                   (c) As used herein, the terms "Beneficial Owner-ship", "Beneficial Owner" and "Beneficially Own" shall have the meanings ascribed to them in Rule 13d-3 under the Ex-change Act. As used herein, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

                   (d) In the event Cardinal wishes to exercise the Option, it shall deliver to MEDIQ a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Shares it intends to pur-chase pursuant to such exercise and (ii) a place and date not earlier than two business days nor later than 30 calendar days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if the closing of the purchase and sale pursuant to the Option (the "Closing") cannot be consummated by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which such restriction on consummation has expired or been terminated; and, provided further that, without limiting the foregoing, if prior notification to or approval of any regulatory authority is required in connection with such purchase, Cardinal and, if applicable, MEDIQ shall promptly file the required notice or application for approval and shall expeditiously process the same (and MEDIQ shall cooperate with Cardinal in the filing of any such notice or application and the obtaining of any such approval), and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which, as the case may be, (i) any required notification period has expired or been terminated or (ii) such approval has been obtained, and in either event, any requisite waiting period has passed.

                   (e) In the event (i) Cardinal receives official notice that an approval of any regulatory authority required for the purchase of the Shares pursuant to exercise of the Option would not be issued or granted or (ii) a Closing Date shall not have occurred within 9 months after the related Notice Date due to the failure to obtain any such required approval, Cardinal shall be entitled, to the extent legally permitted, to









         exercise the Option in connection with the resale of PCI Com-mon Stock or other securities pursuant to a registration statement as provided in Section 8.11 of the Merger
         Agreement. The provisions of this Section 3 and Section 6 shall apply with appropriate adjustments to any such exercise.

                   4.  Payment and Delivery of Certificates.

                   (a) At the Closing, referred to in Section 3 hereof, Cardinal shall pay to MEDIQ the aggregate Purchase Price for the shares of PCI Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated not later than one business day prior to the Closing Date by MEDIQ.

                   (b) At such Closing, simultaneously with the de-livery of cash as provided in Section 4(a), MEDIQ shall transfer to Cardinal good, valid and marketable title to, and shall deliver to Cardinal a certificate or certificates representing, the number of Shares purchased by Cardinal, registered in the name of Cardinal or a nominee designated in writing by Cardinal (or, if it is not possible to have such registration completed prior to the Closing, the certificate(s) delivered shall be accompanied by appropriate stock power(s) in form reasonably satisfactory to Cardinal), which Shares shall be fully paid and non-assessable and free and clear of all liens, claims, charges and encumbrances of any kind whatsoever.

                   (c) If at the time of issuance of any PCI Common Stock pursuant to any exercise of the Option, PCI shall have issued any share purchase rights or similar securities to holders of PCI Common Stock, then each such Share shall also represent rights with terms substantially the same as and at least as favorable to Cardinal as those issued to MEDIQ.

                   5.  Authorization, etc.

                   (a)  MEDIQ hereby represents and warrants to
         Cardinal that:

                   (i) MEDIQ has full corporate authority to execute and deliver this Option Agreement and to consummate the transactions contemplated hereby;

                  (ii) such execution, delivery and consummation have been authorized by the Board of Directors of MEDIQ, and no other corporate proceedings are necessary therefor;

                 (iii) this Option Agreement has been duly and val-idly executed and delivered and represents a valid and legally binding obligation of MEDIQ, enforceable against MEDIQ in accordance with its terms;









                  (iv) MEDIQ Investment is the registered owner, and MEDIQ Incorporated is the sole beneficial owner (in ad-dition to the registered owner), of, and has good, valid and marketable title to, 2,875,000 shares of PCI Common Stock, which are all of the shares of PCI Common Stock owned, directly or indirectly, by MEDIQ, and MEDIQ does not have any right to acquire any additional shares of PCI Common Stock; and

                   (v) MEDIQ has taken all necessary corporate action to authorize and permit it to sell the Shares upon exer-cise of the Option, all of which, upon sale pursuant hereto, shall have been duly authorized, validly issued, fully paid and nonassessable, and shall be delivered free and clear of all claims, liens, encumbrances, re-strictions and security interests and not subject to any preemptive rights.

                   (b) Cardinal hereby represents and warrants to MEDIQ that:

                   (i) Cardinal has full corporate authority to ex-ecute and deliver this Option Agreement and to consum-mate the transactions contemplated hereby;

                  (ii) such execution, delivery and consummation have been authorized by all requisite corporate action by Cardinal, and no other corporate proceedings are neces-sary therefor;

                 (iii) this Option Agreement has been duly and val-idly executed and delivered and represents a valid and legally binding obligation of Cardinal, enforceable against Cardinal in accordance with its terms; and

                  (iv) any PCI Common Stock or other securities acquired by Cardinal upon exercise of the Option will not be taken with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in compliance with the Securities Act.

                   6.  Adjustment upon Changes in Capitalization.

                   In the event of any change in PCI Common Stock by reason of a stock dividend, split-up, recapitalization, merger, consolidation, reorganization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately so that Cardinal shall receive upon exercise of the Option the same class and









         number of outstanding shares or other securities or property that Cardinal would have received in respect of PCI Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable.

                   7.  Severability.

                   Any term, provision, covenant or restriction con-tained in this Option Agreement held by a court or other Gov-ernmental Authority of competent jurisdiction to be invalid, void or unenforceable, shall be ineffective to the extent of such invalidity, voidness or unenforceability, but neither the remaining terms, provisions, covenants or restrictions contained in this Option Agreement nor the validity or en-forceability thereof in any other jurisdiction shall be af-fected or impaired thereby. Any term, provision, covenant or restriction contained in this Option Agreement that is so found to be so broad as to be unenforceable shall be inter-preted to be as broad as is enforceable.

                   8.  Miscellaneous.

                   (a) Expenses. Each of the parties hereto shall pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, in-cluding fees and expenses of its own financial consultants, investment bankers, accountants and counsel, except as other-wise provided herein.

                   (b) Entire Agreement. This Option Agreement, the Support Agreements, the Merger Agreement (including the docu-ments and the instruments referred to therein) and the Con-fidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, agreements or representations by or among the parties, written and oral, with respect to the subject matter hereof and thereof.

                   (c) Successors; No Third Party Beneficiaries. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, reme-dies, obligations, or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

                   (d) Notices. All notices or other communications which are required or permitted hereunder shall be in writing









         and sufficient if delivered in accordance with Section 8.3 of the Merger Agreement (which is incorporated herein by ref-erence).

                   (e) Counterparts. This Option Agreement may be executed in counterparts, and each such counterpart shall be deemed to be an original instrument, but both such counter-parts together shall constitute but one agreement.

                   (f) Further Assurances. In the event of any exer-cise of the Option by Cardinal, MEDIQ and Cardinal shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

                   (g) Specific Performance. The parties hereto agree that if for any reason Cardinal or MEDIQ shall have failed to perform its obligations under this Option Agree-ment, then either party hereto seeking to enforce this Option Agreement against such non-performing party shall be entitled to specific performance and injunctive and other equitable relief, and the parties hereto further agree to waive any re-quirement for the securing or posting of any bond in connec-tion with the obtaining of any such injunctive or other equi-table relief. This provision is without prejudice to any other rights that either party hereto may have against the other party hereto for any failure to perform its obligations under this Option Agreement.

                   (h) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and entirely to be performed within such state. Nothing in this Option Agreement shall be construed to require any party (or any subsidiary or affiliate of any party) to take any action or fail to take any action in violation of applicable law, rule or regulation.

                   (i) Regulatory Approvals. If, in connection with the exercise of the Option under Section 3, prior notifica-tion to or approval of any Governmental Authority is required, then the required notice or application for ap-proval shall be promptly filed and/or expeditiously processed by MEDIQ and periods of time that otherwise would run pursu-ant hereto (if any) shall run instead from the date on which any such required notification period has expired or been terminated or such approval has been obtained, and in either event, any requisite waiting period shall have passed.










                   (j) Waiver and Amendment. Any provision of this Option Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Option Agreement may not be modified, amended, altered or supple-mented except upon the execution and delivery of a written agreement executed by the parties hereto.






















































                   IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the date first written above.

                                       CARDINAL HEALTH, INC.




                                       By: /s/ Robert D. Walter
                                           Name:  Robert D. Walter
                                           Title: Chairman & CEO



                                       MEDIQ INVESTMENT SERVICES, INC.




                                       By: /s/ Michael Sandler
                                           Name:  Michael Sandler
                                           Title: Vice President &
                                                  Chief Financial Officer



                                       MEDIQ INCORPORATED




                                       By: /s/ Michael Sandler
                                           Name:  Michael Sandler
                                           Title: Senior Vice President -
                                                  Finance & Chief
                                                  Financial Officer














                                      -10-